

April 26, 2023

David J. Mehok
Chief Financial Officer
Q2 Holdings, Inc.
10355 Pecan Park Boulevard
Austin, Texas 78729

>   **Re: Q2 Holdings, Inc.**
>   **Form 8-K Furnished February 21, 2023**
>   **File No. 001-36350**

Dear David J. Mehok:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K Furnished February 21, 2023

Exhibit 99.1
Non-GAAP Net Income, page 10

1.   Tell us how you considered providing the income tax effects related to adjustments made to arrive at Non-GAAP net income. Refer to Item 10(e) of Regulation S-K and Question 102.11 of the Commission's Non-GAAP Compliance and Disclosure Interpretations. Current and deferred income tax expense commensurate with the non-GAAP measure of profitability should be shown as a separate adjustment and clearly explained. If you do not believe any income tax expense related to your Non-GAAP net income is applicable, please clearly explain why in future reports furnished to the Commission when you present Non-GAAP net income.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Laura Veator, Senior Staff Accountant, at (202)-551-3716 or Stephen

David J. Mehok
Q2 Holdings, Inc.
April 26, 2023
Page 2

Krikorian, Accounting Branch Chief, at (202)-551-3488 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology